Exhibit 99.10

NICE Evidencentral Community Portal Achieves Two Major Milestones in
Worldwide Digital Evidence Management

Businesses and citizens have used NICE Evidencentral to share more than 1.7 million pieces of digital evidence from more than 11,000 locations worldwide

Hoboken, N.J., December 22, 2022 – NICE (Nasdaq: NICE) today announced that NICE Investigate, part of the Evidencentral platform, has surpassed two major milestones with over 11,000 business locations registered to upload evidence through its community portal used by law enforcement agencies to streamline evidence collection. Additionally, through this community portal, businesses and citizens worldwide have shared over 1.7 million pieces of digital evidence with law enforcement. The evidence collected has supported hundreds of thousands of cases and significantly reduced the time required to secure evidence from businesses and citizens.

Chris Wooten, Executive Vice President, NICE, stated, “With today’s proliferation of technologies creating ever-growing amounts of digital evidence, including video from CCTV cameras to cell phones, police departments need a better way to collect and manage data to speed the delivery of justice. Through the Evidencentral platform, NICE Investigate automates evidence collection and streamlines the investigative process for police departments, so they can better engage citizens and businesses in crimefighting, build trust and transparency, and get to the truth faster.”

NICE Investigate is helping law enforcement and criminal justice agencies around the world reduce crime and achieve cost-savings and efficiency gains through digital transformation of the end-to-end criminal justice process. NICE Investigate automatically pulls digital evidence from integrated systems into electronic case folders to jump-start case building. Investigators can also share digital case files with justice partners electronically.

NICE’s Evidencentral Community Portal makes it easy for citizens and businesses to submit digital evidence, including CCTV video and videos and photos captured on smartphones.

Jason Devonport, Superintendent, North Wales Police said, “We’ve transitioned our processes from officers traveling to collect digital evidence on a disc or USB to being able to do all of this online. As well as eliminating unnecessary risks around handling media and traveling to various locations, this also means our officers are able to review vital evidence faster.”

Allan Graham, Criminal Justice Operational Manager for Digital, Physical and Body Worn Video Evidence, Leicestershire Police said, “The ability to request evidence from the public is fantastic. Officers have really taken to it so that we didn’t have to persuade them to do it. It saves them time and effort, and they get more evidence. And the public likes the system as well.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice, including Evidencentral and NICE Investigate:

•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.